FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-7616

PIONEER CORPORATION

(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces Third-Quarter and Nine-Month Results for Fiscal 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: February 1, 2005
	By	/s/ Kaneo Ito
Kaneo Ito President and Representative Director

This report on Form 6-K contains the following:

1.	The announcement released by the Company to the press in Japan dated January 31, 2005, concerning its consolidated third-quarter and nine-month business results, for the period ended December 31, 2004.

For Immediate Release
January 31, 2005

Pioneer Announces Third-Quarter and Nine-Month Results for Fiscal 2005

TOKYO — Pioneer Corporation today announced its consolidated third-quarter and nine-month business results, for the period ended December 31, 2004.

Consolidated Financial Highlights

				(In millions of yen except per share information)
	Three months			Nine months
	ended December 31			ended December 31
			% to			% to
			prior			prior
	2004	2003	year	2004	2003	year
Operating revenue	¥196,303	¥198,022	99.1%	¥541,350	¥518,004	104.5%
Operating income	1,632	16,689	9.8	14,905	34,247	43.5
Income from continuing operations before income taxes	3,514	15,860	22.2	15,952	32,445	49.2
Income from continuing operations	1,785	9,087	19.6	6,594	16,923	39.0
Net income	¥1,785	¥9,140	19.5%	¥6,594	¥21,615	30.5%
Basic earnings per share:
Income from continuing operations	¥10.17	¥51.80		¥37.59	¥96.46
Income from discontinued operations, net of tax	—	0.30		—	26.75
Net income	¥10.17	¥52.10		¥37.59	¥123.21
Diluted earnings per share:
Income from continuing operations	¥8.98	¥51.78		¥33.43	¥96.44
Income from discontinued operations, net of tax	—	0.30		—	26.74
Net income	¥8.98	¥52.08		¥33.43	¥123.18

Note:	As a result of the sales of subsidiaries in the audio/video software business in fiscal 2004, the gain on such sales, as well as the operating results of the discontinued operations, are presented as a separate line item in consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Previously reported amounts have been reclassified accordingly.

Consolidated Business Results

The third quarter of fiscal 2005, ended December 31, 2004, resulted in consolidated operating revenue of ¥196,303 million (US$1,887.5 million), down 0.9% from the corresponding period in the previous year. Profitability dropped sharply, as operating income was ¥1,632 million (US$15.7 million), a 90.2% decrease, and net income was ¥1,785 million (US$17.2 million), an 80.5% decrease. The average value of the yen was up 2.8% against the U.S. dollar and down 5.6% against the euro from the corresponding period in the previous year.

Home Electronics sales increased 6.2% to ¥97,078 million (US$933.4 million) from the corresponding period last year. In Japan, sales rose 7.5% to ¥30,324 million (US$291.6 million) primarily due to a large increase in sales of plasma displays, including the expansion of our OEM (original equipment manufacturing) business, despite the decreased sales of DVD recorders as well as recordable DVD drives for personal computers (PCs). Overseas sales also rose 5.6% to ¥66,754 million (US$641.9 million) primarily due to an increase in sales of plasma displays worldwide and DVD recorders in Europe, despite a decrease in sales of DVD players worldwide, recordable DVD drives for PCs in Europe and audio products in Europe and Asia, as well as withdrawal of our digital cable TV set-top box business in North America.

Car Electronics sales decreased to ¥69,375 million (US$667.1 million), down 7.7% from the corresponding period in the previous year. In Japan, sales decreased 14.3% to ¥29,578 million (US$284.4 million), primarily reflecting decreased sales of car navigation systems in the consumer market, influenced by demand lower than initially expected, and OEM products. Overseas sales decreased 2.1% to ¥39,797 million (US$382.7 million), primarily due to a decrease in sales of car audio products in the consumer market worldwide, despite a strong increase in sales of car navigation systems in Europe and North America.

Royalty revenue from Patent Licensing decreased 20.0% from the corresponding period in the previous year to ¥1,407 million (US$13.5 million), reflecting the expiration of patents included in a larger portfolio of patents licensed to the optical disc industry.

Others sales decreased 4.1% from the corresponding period in the previous year to ¥28,443 million (US$273.5 million). In Japan, sales decreased by 20.4% to ¥13,338 million (US$128.3 million) primarily due to a decrease in sales of organic light-emitting diode (OLED) display panels and a sales shift from Japan to China of devices for cellular phones and semiconductors related to laser pickups, despite an increase in sales of factory automation systems. Overseas, sales were up 17.2% to ¥15,105 million (US$145.2 million), primarily due to increased sales in China of devices for cellular phones and semiconductors related to laser pickups, despite decreased sales of optical disc manufacturing systems in Southeast Asia.

Operating income decreased 90.2% from the corresponding period of the previous year to ¥1,632 million (US$15.7 million). Due mainly to intensified price competition, market prices of our major products dropped, which adversely affected gross profit margin. Net income was ¥1,785 million (US$17.2 million), an 80.5% decrease from the corresponding period of the previous year.

Nine-month results — Operating revenue for the nine-month period ended December 31, 2004 was ¥541,350 million (US$5,205.3 million), a 4.5% increase, while net income for the period was ¥6,594 million (US$63.4 million), a 69.5% decrease, each compared with the corresponding period in the previous year.

Cash Flows

Cash flows from operating activities for the third quarter ended December 31, 2004 decreased by ¥2,300 million to ¥6,985 million (US$67.2 million), from ¥9,285 million for the corresponding period of the previous year. Net cash used in investing activities was ¥19,548 million (US$188.0 million), up ¥4,695 million in comparison with ¥14,853 million for the corresponding period of the previous year, due mainly to an increase in capital expenditures.

Business Forecasts for Fiscal 2005

Assuming that the yen-U.S. dollar and the yen-euro exchange rates average ¥100 and ¥130, respectively, through the end of fiscal 2005, ending March 31, 2005, we have revised downward our consolidated business forecasts for fiscal 2005, from those announced on October 28, 2004, as follows:

			(In millions of yen)
	Revised	Previous
	projections	projections	Results
	for fiscal 2005	for fiscal 2005	for fiscal 2004
Operating revenue	¥730,000	¥800,000	¥700,885
Operating income	2,000	27,000	43,719
Income before income taxes	0	25,000	41,848
Net income (loss)	¥(8,000)	¥10,000	¥24,838

The projection of operating revenue for fiscal 2005 is revised downward, reflecting intensified competition and rapid decline of market prices of our major products such as plasma displays, DVD recorders and recordable DVD drives.

     The projections for fiscal 2005 of operating income, income before income taxes and net income are also revised downward, reflecting our forecast of the sales decline from our expectation last time of our major products mentioned above, the decrease in gross profit margin, mainly due to the fall of market prices and the decrease of production level in terms of units, and the disposal and the write-down of inventories.

Cautionary Statement with Respect to Forward-Looking Statements

Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

#               #               #               #               #               #

The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥104=US$1.00, the approximate rate prevailing on December 31, 2004.

Attached are consolidated financial statements for the three months and the nine months ended December 31, 2004.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/corp/ir/index-e.html

Pioneer Corporation and Subsidiaries

(1)	OPERATING REVENUE BY SEGMENT

				(In millions of yen)
	Three months ended December 31
	2004		2003		% to
		% to		% to	prior
	Amount	total	Amount	total	year
Domestic	¥30,324	15.4%	¥28,199	14.2%	107.5%
Overseas	66,754	34.1	63,241	32.0	105.6

Home Electronics	97,078	49.5	91,440	46.2	106.2

Domestic	29,578	15.1	34,514	17.4	85.7
Overseas	39,797	20.2	40,658	20.6	97.9

Car Electronics	69,375	35.3	75,172	38.0	92.3

Domestic	—	—	—	—	—
Overseas	1,407	0.7	1,759	0.9	80.0

Patent Licensing	1,407	0.7	1,759	0.9	80.0

Domestic	13,338	6.8	16,760	8.5	79.6
Overseas	15,105	7.7	12,891	6.4	117.2

Others	28,443	14.5	29,651	14.9	95.9

Domestic	73,240	37.3	79,473	40.1	92.2
Overseas	123,063	62.7	118,549	59.9	103.8

Total	¥196,303	100.0%	¥198,022	100.0%	99.1%

				(In millions of yen)
	Nine months ended December 31
	2004		2003		% to
		% to		% to	prior
	Amount	total	Amount	total	year
Domestic	¥65,988	12.2%	¥60,885	11.8%	108.4%
Overseas	154,774	28.6	148,838	28.7	104.0

Home Electronics	220,762	40.8	209,723	40.5	105.3

Domestic	91,362	16.9	91,624	17.7	99.7
Overseas	132,338	24.4	125,388	24.2	105.5

Car Electronics	223,700	41.3	217,012	41.9	103.1

Domestic	—	—	—	—	—
Overseas	8,146	1.5	10,163	2.0	80.2

Patent Licensing	8,146	1.5	10,163	2.0	80.2

Domestic	39,873	7.3	44,254	8.5	90.1
Overseas	48,869	9.1	36,852	7.1	132.6

Others	88,742	16.4	81,106	15.6	109.4

Domestic	197,223	36.4	196,763	38.0	100.2
Overseas	344,127	63.6	321,241	62.0	107.1

Total	¥541,350	100.0%	¥518,004	100.0%	104.5%

Pioneer Corporation and Subsidiaries

(2)	CONSOLIDATED STATEMENTS OF INCOME

		(In millions of yen)
	Three months ended December 31
			% to
	2004	2003	prior year
Operating revenue:
Net sales	¥194,896	¥196,263	99.3%
Royalty revenue	1,407	1,759	80.0

Total operating revenue	196,303	198,022	99.1

Operating costs and expenses:
Cost of sales	149,418	134,462	111.1
Selling, general and administrative	45,253	46,871	96.5

Total operating costs and expenses	194,671	181,333	107.4

Operating income from continuing operations	1,632	16,689	9.8
Other income (expenses):
Interest income	530	377	140.6
Foreign exchange gain (loss)	1,512	(867)	—
Interest expense	(506)	(503)	100.6
Other—net	346	164	211.0

Total other income (expenses)	1,882	(829)	—

Income from continuing operations before income taxes	3,514	15,860	22.2
Income taxes	1,090	6,159	17.7
Minority interest in earnings of subsidiaries	(65)	(382)	17.0
Equity in losses of affiliated companies	(574)	(232)	247.4

Income from continuing operations	1,785	9,087	19.6
Income from discontinued operations, net of tax	—	53	—

Net income	¥1,785	¥9,140	19.5%

		(In millions of yen)
	Nine months ended December 31
			% to
	2004	2003	prior year
Operating revenue:
Net sales	¥533,204	¥507,841	105.0%
Royalty revenue	8,146	10,163	80.2

Total operating revenue	541,350	518,004	104.5

Operating costs and expenses:
Cost of sales	400,296	353,790	113.1
Selling, general and administrative	126,149	129,967	97.1

Total operating costs and expenses	526,445	483,757	108.8

Operating income from continuing operations	14,905	34,247	43.5
Other income (expenses):
Interest income	1,320	1,107	119.2
Foreign exchange gain (loss)	351	(1,872)	—
Interest expense	(1,195)	(1,689)	70.8
Other—net	571	652	87.6

Total other income (expenses)	1,047	(1,802)	—

Income from continuing operations before income taxes	15,952	32,445	49.2
Income taxes	6,634	12,979	51.1
Minority interest in earnings of subsidiaries	(625)	(550)	113.6
Equity in losses of affiliated companies	(2,099)	(1,993)	105.3

Income from continuing operations	6,594	16,923	39.0
Income from discontinued operations, net of tax	—	4,692	—

Net income	¥6,594	¥21,615	30.5%

Pioneer Corporation and Subsidiaries

(3)	CONSOLIDATED BALANCE SHEETS

				(In millions of yen)
	December 31			March 31
			Increase/		Increase/
	2004	2003	(Decrease)	2004	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥115,607	¥132,740	¥(17,133)	¥192,419	¥(76,812)
Trade receivables, less allowance	128,473	125,664	2,809	112,055	16,418
Inventories	131,974	116,217	15,757	107,806	24,168
Others	71,356	63,565	7,791	67,508	3,848

Total current assets	447,410	438,186	9,224	479,788	(32,378)

Investments and long-term receivables	31,001	29,639	1,362	33,725	(2,724)
Property, plant and equipment, less depreciation	208,307	155,174	53,133	156,201	52,106
Intangible assets	25,362	18,065	7,297	18,966	6,396
Other assets	38,940	39,919	(979)	33,862	5,078

Total assets	¥751,020	¥680,983	¥70,037	¥722,542	¥28,478

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥50,385	¥41,424	¥8,961	¥27,837	¥22,548
Trade payables	104,962	88,329	16,633	79,439	25,523
Others	94,004	109,157	(15,153)	116,022	(22,018)

Total current liabilities	249,351	238,910	10,441	223,298	26,053

Long-term debt	86,416	28,500	57,916	89,691	(3,275)
Other long-term liabilities	59,302	72,071	(12,769)	58,771	531
Minority interests	17,941	17,728	213	17,844	97
Shareholders’ equity:
Common stock	49,049	49,049	—	49,049	—
Capital surplus	82,674	82,379	295	82,464	210
Retained earnings	278,119	272,688	5,431	273,718	4,401
Accumulated other comprehensive loss	(61,366)	(69,882)	8,516	(61,829)	463
Treasury stock	(10,466)	(10,460)	(6)	(10,464)	(2)

Total shareholders’ equity	338,010	323,774	14,236	332,938	5,072

Total liabilities and shareholders’ equity	¥751,020	¥680,983	¥70,037	¥722,542	¥28,478

Breakdown of accumulated other comprehensive income (loss)
Minimum pension liability adjustments	¥(21,752)	¥(31,032)	¥9,280	¥(22,930)	¥1,178
Net unrealized holding gain on securities	8,743	6,613	2,130	9,103	(360)
Cumulative foreign currency translation adjustments	(48,357)	(45,463)	(2,894)	(48,002)	(355)

Total accumulated other comprehensive income (loss)	¥(61,366)	¥(69,882)	¥8,516	¥(61,829)	¥463

Pioneer Corporation and Subsidiaries

(4)	CONSOLIDATED STATEMENTS OF CASH FLOWS

			(In millions of yen)
	Three months ended		Nine months ended
	December 31		December 31
	2004	2003	2004	2003
I. Operating activities:
Net income	¥1,785	¥9,140	¥6,594	¥21,615
Income from discontinued operations, net of tax	—	(53)	—	(4,692)
Depreciation and amortization	14,353	9,772	35,640	28,615
Increase in trade receivables	(10,113)	(22,871)	(9,698)	(21,949)
(Increase) decrease in inventories	1,147	(6,741)	(17,667)	(27,725)
Increase in trade payables	6,264	12,400	13,432	27,464
Increase (decrease) in other accrued liabilities	(4,323)	36	(15,508)	5,141
Other	(2,128)	7,602	(9,839)	3,927

Net cash provided by operating activities	6,985	9,285	2,954	32,396

II. Investing activities:
Payment for purchase of fixed assets	(19,194)	(14,877)	(45,478)	(42,998)
Payment for purchase of subsidiary	(64)	—	(36,679)	—
Other	(290)	24	48	3,647

Net cash used in investing activities	(19,548)	(14,853)	(82,109)	(39,351)

III. Financing activities:
Increase in short-term borrowings and long-term debt	9,802	5,342	6,768	9,952
Dividends paid	(2,193)	(2,193)	(4,386)	(3,947)
Other	(105)	(102)	(428)	(293)

Net cash provided by financing activities	7,504	3,047	1,954	5,712

Effect of exchange rate changes on cash and cash equivalents	(3,270)	(2,675)	389	(8,497)

Net decrease in cash and cash equivalents	(8,329)	(5,196)	(76,812)	(9,740)
Cash and cash equivalents, beginning of period	123,936	137,936	192,419	142,480

Cash and cash equivalents, end of period	¥115,607	¥132,740	¥115,607	¥132,740

Free cash flow (I + II)	¥(12,563)	¥(5,568)	¥(79,155)	¥(6,955)

Pioneer Corporation and Subsidiaries

(5)	SEGMENT INFORMATION

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

<Business Segments>

					(In millions of yen)
	Three months ended December 31
	2004		2003		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥97,273	¥(2,499)	¥91,792	¥7,992	106.0%	—%
Car Electronics	69,668	2,963	76,426	7,671	91.2	38.6
Patent Licensing	1,805	1,381	2,348	1,681	76.9	82.2
Others	38,223	(307)	40,347	1,067	94.7	—

Total	206,969	1,538	210,913	18,411	98.1	8.4
Corporate and elimination	(10,666)	94	(12,891)	(1,722)	—	—

Consolidated	¥196,303	¥1,632	¥198,022	¥16,689	99.1%	9.8%

					(In millions of yen)
	Nine months ended December 31
	2004		2003		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥221,995	¥(5,888)	¥210,712	¥4,393	105.4%	—%
Car Electronics	224,670	13,840	218,917	21,786	102.6	63.5
Patent Licensing	9,385	8,148	11,721	9,900	80.1	82.3
Others	118,448	1,134	109,493	1,226	108.2	92.5

Total	574,498	17,234	550,843	37,305	104.3	46.2
Corporate and elimination	(33,148)	(2,329)	(32,839)	(3,058)	—	—

Consolidated	¥541,350	¥14,905	¥518,004	¥34,247	104.5%	43.5%

Notes:

1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2.	The consolidated financial statements include the accounts of the parent company and 128 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3.	As a result of the sales of subsidiaries in the audio/video software business in fiscal 2004, the operating results of the discontinued operations are presented as a separate line item in consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Reclassifications have been made to consolidated statements of cash flows and segment information to conform to this presentation.

4.	At the year end of fiscal 2004, the Company changed business segment classification for certain businesses. Results related to recordable DVD drives have been moved from “Others” to “Home Electronics”, and results related to plasma displays for business use have been moved from “Home Electronics” to “Others”. Corresponding figures for the previously reported operating revenue by segment and segment information have been reclassified accordingly.